EXHIBIT 2

	[SURETY CAPITAL CORPORATION LETTERHEAD]


		June 18, 1997


Dear Stockholder:

	To ensure our ability to protect the interests of our stock-holders in the event of a hostile takeover attempt, the Board of Directors has adopted a Rights Agreement (the "Agreement") which provides for granting to the current stockholders the right to purchase one share of common stock, $0.01 par value, of the Company (the "Common Stock") for each outstanding share of common stock held by such stockholder, as described in the enclosed "Summary of Rights to Purchase Common Stock of Surety Capital Corporation" (the "Summary"). This letter, together with the enclosed Summary, describes the Agreement, the rights to purchase shares of Common Stock of the Company (the "Rights"), and the Board's reasons for adopting the Agreement.

	The Rights contain provisions to protect you and the other stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally and other abusive takeover tactics which are prevalent these days and which the Board believes are not in the best interests of the stockholders. These tactics can be used to unfairly pressure stockholders, squeeze them out of their investment in the Company without giving them any real choice, and deprive them of the full value of their shares. Many companies, including many of the companies in the Fortune 500, have issued rights of the kind the Board has approved. Over the past ten years several cases involving agreements similar to the Agreement have been litigated applying both Delaware corporate law and the corporate laws of other jurisdictions. Although not all decisions have supported these agreements, we believe the Agreement is valid under Delaware law. The Board considers the Rights to be the best available means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not precluding a fair acquisition bid for the Company.

	The Rights are not being distributed in response to any specific effort to acquire control of the Company, and the Board is not aware of any such effort. The Agreement is being adopted in order to assure the ability of the Board to protect your interests. The Rights are not intended to prevent a takeover of the Company, and will not do so. However, they should deter an attempt to acquire the Company in a manner or on terms which the Board determines are not in the best interests of the stock-holders. The Rights are designed to deal with the very serious problem of another company using abusive tactics to deprive the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights may be redeemed by the Company at $0.0001 per Right at any time prior to the tenth day after the public announcement of the accumulation of 15% or more of the Company's share by a single person or group (an "Acquiring Person"). Also, the Rights are redeemable even after a 15% acquisition, if the Board so determines, in connection with a merger with a "white knight" and under other circumstances.

	Issuance of the Rights does not in any way weaken the finan-cial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can presently trade the Company's shares.

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June 18, 1997
Page 2

	The Board was aware when it adopted the Agreement that some people have advanced arguments that securities of the sort being issued deter legitimate acquisition proposals. The Board carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without adequate protection against unfair treatment by an acquiror -- who, after all, is seeking his own company's advantage, not yours. The Board believes these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

	The Rights will be issued to stockholders of record as of the close of business on June 6, 1997, and will expire in three years, on June 16, 2000. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the Common Stock. However, ten days after an Acquiring Person either acquires 15% or more of the Company's Common Stock or announces an offer, the consummation of which would result in such person or group owning 15% or more of the Company's Common Stock, the Rights will become exercisable and separate certificates representing the Rights will be distributed. The Board expects that the Rights will begin to trade independently from the Company's Common Stock at that time.
 At no time will the Rights have any voting power.

	Depending on the circumstances in which the Rights become exercisable, a holder will be entitled (a) to purchase from the Company one share of Common Stock at a price of $50.00 per share (the "Purchase Price"), subject to adjustment; (b) to purchase additional shares of Common Stock ("Adjustment Shares") at a rate set forth below and in the enclosed Summary; or (c) under certain circumstances to purchase shares of stock of a corporation that merges with or into the Company (the "Merger Right"), as also set forth below and in the enclosed Summary.

	The right to purchase Adjustment Shares arises at the time any person becomes an Acquiring Person (unless pursuant to a transaction approved by the Board). At such time, each holder of a Right (except for the Acquiring Person) will for a 60-day period thereafter have the right to receive upon exercise of each Right at the Purchase Price, that number of shares of Common
Stock equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the Common Stock. For example, if the then current market price is $10.00, the holder of each Right would be entitled to purchase ten shares of the Company's Common Stock for $50.00, i.e. at 50% of the market value. However, in the event that the Merger Right arises (as described below), the right to purchase Adjustment Shares becomes void.

	The Merger Right arises in the event that, after the first date of a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company, or any subsidiary of the Company, is acquired in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold. At such time, each holder of a Right (except for the Acquiring Person) shall thereafter have the right to receive, upon the exercise of the Right at the Purchase Price, that number of shares of common stock of the surviving or acquiring company equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the common stock of the surviving or acquiring company. For example, if at the time of the business combination the surviving or acquiring company's stock has a then current market price of $10.00, the holder of each Right would be entitled to purchase ten shares of the acquiring company's common stock for $50.00, i.e., at a 50% discount.

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June 18, 1997
Page 3

	A copy of the Agreement is available free of charge from the Company upon request. This letter does not purport to be a complete description of the Rights and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference. A copy of the Agreement is also being filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K.

	The Board has labored long and hard in reaching this decision, and each member sincerely believes the Board's decision is appropriate for the Company. In adopting the Agreement, we have expressed our confidence, which we know you share, in the Company's future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                             Sincerely,

                                             THE BOARD OF DIRECTORS OF SURETY
                                             CAPITAL CORPORATION

                                             /s/ C. Jack Bean

                                             C. Jack Bean, Chairman